Mail Stop 4561

February 5, 2007

Via U.S. Mail and Fax (604-460-7681)
Mr. Michael Schultz
Chief Financial Officer
Most Home Corp.
Unit 1 – 11491 Kingston Street
Maple Ridge, British Columbia, Canada V2X 0Y6

      RE: **Most Home Corp.**
              Form 10-KSB for the year ended July 31, 2006
              Filed November 14, 2006
              File No. 0-29067

Dear Mr. Schultz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management's Discussion and Analysis or Plan of Operations, page 11

Year Ended July 31, 2006 as compared to Year Ended July 31, 2005, page 12

1.   We note that the percentages presented in the table for 2006 do not total 100%. Please revise or advise.

2.   Your disclosure on page 13 indicates that gross margin decreased because referral fees decreased as a percentage of revenue. However, it then states that as this trend continues, gross margin will increase. Please explain to us how these statements reconcile.

Note 6. Goodwill, page F-15

3.   Please explain to us how you considered the substantial doubts about your ability to remain a going concern in your goodwill impairment testing.

*   *   *   *

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant